To Whom It May Concern:

We hereby consent to the use in the Registration Statement of AppYea, Inc. on Amendment No. 3 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated August 28, 2013, on the balance sheet of AppYea, Inc. as of June 30, 2013 and the related statements of operations, changes in shareholders’ equity and cash flows for the period from November 26, 2012 (Inception) to June 30, 2013 and our review report dated November 7, 2013, with respect to the unaudited interim financial statements on the balance sheet of AppYea, Inc. as of September 30, 2013 and the related statements of operations, changes in shareholders’ equity and cash flows for the three month period ended September 30, 2013 and the period from November 26, 2012 (Inception) to September 30, 2013 which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Denver, Colorado
November 26, 2013	Cutler & Co. LLC